 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

INTELLICELL BIOSCIENCES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45825A105
(CUSIP Number)
May 29, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45825A105
(1) Names of Reporting Persons. IRS Identification No. of Above Person (Entities Only):
JJK Partners, LLC 26-2333664
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	15,058,049 Series B Preferred Stock (See Item 4) 19,000,000 Common Stock (See Item 4)
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	19,000,000 Common Stock (See Item 4)
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
15,058,049 Series B Preferred Stock (See Item 4) 19,000,000 Common Stock (See Item 4)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
(11) Percent of Class Represented by Amount in Row (9)
6% (See Item 4)
(12) Type of Reporting Person
OO

CUSIP No. 45825A105
(1) Names of Reporting Persons. IRS Identification No. of Above Person (Entities Only):
Joseph K. Krivulka
(2) Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	15,058,049 Series B Preferred Stock (See Item 4) 19,000,000 Common Stock (See Item 4)
(6) Shared Voting Power:	0 (See Item 4)
(7) Sole Dispositive Power:	19,000,000 Common Stock (See Item 4)
(8) Shared Dispositive Power:	0 (See Item 4)

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
15,058,049 Series B Preferred Stock (See Item 4) 19,000,000 Common Stock (See Item 4)
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
(11) Percent of Class Represented by Amount in Row (9)
6% (See Item 4)
(12) Type of Reporting Person
IN

Item 1(a). Name Of Issuer:
IntelliCell BioSciences, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
460 Park Avenue, 17th Floor New York, NY 10022
Item 2(a). Name of Person Filing:
This statement is filed by JJK Partners, LLC (“JJK”) with respect to shares of common stock beneficially owned by JJK, and JJK’s managing member, Joseph J. Krivulka.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of JJK and Joseph J. Krivulka is: 11 Commerce Drive Cranford, NJ 07016
Item 2(c). Citizenship:
JJK is a Delaware limited liability company. Mr. Krivulka is a United States citizen.
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP No.:
45825A105
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned:
(b) Percent of Class:
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover pages.

On May 29, 2013 and July 1, 2013, Intellicell Biosciences, Inc. (the “Company”) pledged a total of 15,058,049 shares of Series B Preferred Stock in connection with secured promissory notes in the amount of $50,000 and $75,000, respectively (the “Secured Notes”), issued by the Company to JJK. Each share of Series B Preferred Stock is convertible into 1,000 shares of Common Stock and entitled to vote as a single class with the holders of the Common Stock on any matter submitted to the stockholders for a vote, and are entitled to the number of votes equal to the product of (a) the number of shares of Common Stock into which the Series B Preferred Stock is convertible into on the record date of the vote multiplied by (b) ten (10). The Secured Notes were extinguished on October 23, 2013 and accordingly all rights in and to the pledged shares of Series B Preferred Stock reverted to the Company.

On July 1, 2013, the Company granted to JJK 5,000,000 shares of Common Stock in connection with the issuance of the $75,000 secured promissory note described above (the “Note”). At various times from July 2013 to September 2013, the Company granted to JJK a total of 14,000,000 additional shares of Common Stock in exchange for extensions to the payment date of the Note.

For purposes of calculating the percent of class beneficially owned, the reporting persons have assumed that there are 316,658,806 shares of common stock outstanding. Prior to the extinguishment of the Secured Notes on October 23, 2013, the aggregate shares of the Company held by JJK would have represented 98% of the vote of any matter submitted to stockholders. Upon the extinguishment of the Secured Notes, JJK held 6% of the then outstanding shares of the Company.

JJK is not a registered broker-dealer or an affiliate of a registered broker-dealer. Voting and dispositive power with respect to shares of stock owned by JJK is exercised by Mr. Krivulka. Mr. Krivulka does not directly own any shares of the Company. However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mr. Krivulka may be deemed to beneficially own or control the shares owned by JJK. Mr. Krivulka is the managing director of JJK, and 100% beneficial owner of JJK.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.
Item 10. Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2014

JJK PARTNERS, LLC

By:	/s/ Joseph J. Krivulka
Name: Joseph J. Krivulka
Its: Managing Member

/s/ Joseph J. Krivulka
Joseph J. Krivulka

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement among JJK Partners, LLC and Joseph J. Krivulka.

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of the date first set forth below, is made by and among JJK Partners, LLC, a Delaware limited liability company, and Joseph J. Krivulka pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the filers without the necessity of filing additional joint filing agreements. Each filer acknowledges that such filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other filers, except to the extent that such filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the filers upon written notice to the other filers.

Dated: June 4, 2014

JJK PARTNERS, LLC

By:	/s/ Joseph J. Krivulka
Name: Joseph J. Krivulka
Its: Managing Member

/s/ Joseph J. Krivulka
Joseph J. Krivulka